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Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Earnings:
Income (Loss) before income taxes	$16,494	$14,203	$10,537	$(61,623)	$(24,694)

Fixed Charges:
Interest on deposits	2,369	2,800	3,942	8,086	13,462
Interest on notes payable to subsidiary grantor trust, repurchase agreements, and other borrowings	231	1,387	1,933	2,426	2,864
Rent expense interest factor(1)	906	912	922	909	853

Total fixed charges:
Including interest on deposits	$3,506	$5,099	$6,797	$11,421	$17,179

Excluding interest on deposits	$1,137	$2,299	$2,855	$3,335	$3,717

Ratio of earnings to fixed charges:
Excluding interest on deposits	15.50	7.18	4.69	(17.48)	(5.64)

Including interest on deposits	5.70	3.79	2.55	(4.40)	(0.44)

(1)
This amount is the portion of rent expense (generally one-third) deemed representative of the interest factor.

        For purposes of calculating the ratios of earnings to fixed charges and preferred stock dividends, earnings consist of income (loss) before income taxes and fixed charges. Fixed charges consist of interest on subordinated debt, repurchase agreements and other borrowings, the proportion deemed representative of the interest factor within rent expense. These ratios are presented both including and excluding interest on deposits.

CALCULATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Earnings:
Income (Loss) before income taxes	$16,494	$14,203	$10,537	$(61,623)	$(24,694)

Fixed Charges:
Interest on deposits	2,369	2,800	3,942	8,086	13,462
Interest on notes payable to subsidiary grantor trust, repurchase agreements, and other borrowings	231	1,387	1,933	2,426	2,864
Preferred stock dividends(1)	336	373	1,939	2,027	2,028
Rent expense interest factor(2)	906	912	922	909	853

Total fixed charges:
Including interest on deposits	$3,842	$5,472	$8,736	$13,448	$19,207

Excluding interest on deposits	$1,473	$2,672	$4,794	$5,362	$5,745

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	12.20	6.32	3.20	(10.49)	(3.30)

Including interest on deposits	5.29	3.60	2.21	(3.58)	(0.29)

(1)
The balance for the year ended December 31, 2013 reflects amounts paid to holders of Series C Preferred Stock. Under the terms of the Series C Preferred Stock, dividends are paid only when they are declared by the Board of Directors and also paid to holders of common stock. The Series C Preferred Stock receives dividends on an as converted basis. The Series C Preferred Stock does not have a coupon rate of dividends and is non-cumulative. The balances for the years ended December 31, 2009 through 2012 reflect dividends paid to the US. Treasury Department on the Series A Preferred Stock. The Company repurchased the $40 million of Series A Preferred Stock issued to the U.S. Treasury Department under the TARP Capital Purchase Program during the first quarter of 2012.

(2)
This amount is the portion of rent expense (generally one-third) deemed representative of the interest factor.

        For purposes of calculating the ratios of earnings to fixed charges and preferred stock dividends, earnings consist of income (loss) before income taxes and fixed charges. Fixed charges consist of interest on subordinated debt, repurchase agreements and other borrowings, the proportion deemed representative of the interest factor within rent expense, and preferred stock dividends. These ratios are presented both including and excluding interest on deposits.

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  Exhibit 12.1